UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

   CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETINGS

HELD ON APRIL 29, 2015

I. Date, Time and Place: On April 29, 2015, at 10:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, Vila Olímpia, in the city and state of São Paulo.

II. Presiding Board: Chairman, Mr. Murilo Cesar L. S. Passos, Chairman of the Board of Directors, and Secretary, Mrs. Gisélia Silva, pursuant to Article 11 of the Bylaws of the Company.

III. Attendance: Shareholders representing seventy-eight point forty-two percent (78.42%) of the voting capital of the Company, as per the signatures in the Shareholders’ Attendance Book. Also present were Messrs. Wilson Ferreira Junior (Chief Executive Officer), Gustavo Estrella (Chief Financial and Investor Relations Officer), William Bezerra Cavalcanti Filho (Chairman of the Audit Board), Sérgio Luiz Felice (Accounting Director) and Marcelo Magalhães Fernandes (representative of Deloitte Touche Tohmatsu Auditores Independentes).

IV. Call Notice: Call notice was published in the state register Diário Oficial do State of São Paulo on March 31 and on April 1 and 2, 2015, and in the newspaper Valor Econômico, on March 30 and 31, and on April 1, 2015.

V. Agenda:

Annual Shareholders’ Meeting (a) To take the management accounts, examine, discuss and vote on the Management Report and the Financial Statements of the Company, accompanied by the reports of the Independent Auditors and the Audit Board for the fiscal year ended December 31, 2014; (b) Approve the proposal for allocation of the net income for the fiscal year ended December 31, 2014; (c) Approve the number of members to compose the Board of Directors, in compliance with Article 15 of the Company’s Bylaws; (d) Elect the sitting and alternate members of the Board of Directors of the Company; (e) Elect the sitting and alternate members of the Audit Board of the Company; (f) Fix the overall annual compensation of the Managers of the Company for the period from May 2015 to April 2016; and (g) Fix the overall annual compensation of the members of the Audit Board for the period from May 2015 to April 2016.

Extraordinary Shareholders’ Meeting: (a) Approve the increase in the Company’s capital from four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$ 4,793,424,356.62) to five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos (R$ 5,348,311,955.07), through the capitalization of profit reserve, with bonus shares; and (b) Approve the amendment to and restatement of the Bylaws to include the following adjustments, as detailed in the Company’s management proposal disclosed on this date: b.i) capital increase to reflect the change in item (a) above; b.ii) change in the scope of powers to approve certain matters by the Company’s Board of Executive Officers; b.iii) monetary restatement of values expressly determined by the Bylaws; b.iv) change in the composition of the Board of Executive Officers; and b.v) adjustment to the wording and inclusion of cross references for improved understanding of the Bylaws.

VI. Reading of Documents, Casting of Votes and Drawing Up of Minutes: (1) Reading of the documents related to the agenda of the Annual and Extraordinary Shareholders’ Meeting was waived since shareholders were already fully familiar with their content; (2) the votes, abstentions and dissensions were numbered, received and certified by the Presiding Board and filed at the registered office of the Company, pursuant to Article 130, paragraph 1 of Federal Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”); (3) shareholders authorized the drawing up of the minutes in the summary form and its publication without the signatures of shareholders, pursuant to Article 130, Paragraphs 1 and 2 of Brazilian Corporations Law.

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 29, 2015

   CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

VII. Resolutions taken: After discussing the items on the Agenda, the shareholders resolved:

In the Annual Shareholders’ Meeting:

(a) To approve, by unanimous vote, with due abstentions, the Financial Statements of the Company and the Management Report for the fiscal year ended December 31, 2014, and to take cognizance of the reports of the independent auditors - Deloitte Touche Tohmatsu Auditores Independentes - and the Audit Board, pursuant to items “a” and “b” of Article 9 and the head paragraph of Article 27 of the Bylaws, and acknowledge their due publication in the state register Diário Oficial do State of São Paulo and the newspaper Valor Econômico on March 27, 2015;

(b) To approve, by majority vote, pursuant to the provisions in item "c" of Article 9 and to Paragraph 2, Article 27 of the Bylaws, the proposal by the Management of the Company for allocation of the net income for fiscal year 2014, in the amount of nine hundred forty-nine million, one hundred seventy-six thousand, nine hundred and seven reais and fifty-six centavos (R$ 949,176,907.56), which, added by (i) twenty-six million fifty-five thousand, three hundred forty-one reais and eighty-nine centavos (R$ 26,055,341.89), related to the reversal of comprehensive income, and (ii) five million, seven hundred twenty-two thousand, one hundred eighty-five reais and eighty-five centavos (R$ 5,722,185.85), related to time-barred dividends, resulted in the final amount of nine hundred eighty million, nine hundred fifty-four thousand, four hundred thirty-five reais and thirty centavos (R$ 980,954,435.30), to be allocated as follows:

(i)    four hundred twenty-two million, one hundred ninety-four thousand, six hundred eighty-five reais and twelve centavos (R$ 422,194,685.12) declared as interim dividends and already paid to shareholders on September 4, 2014, which were calculated towards the minimum mandatory dividends for fiscal year 2014, related to the net income recorded in the semiannual balance sheet of June 30, 2014, as approved at the 249th Meeting of the Board of Directors held on August 27, 2014, in accordance with the responsibilities attributed thereto in item “v” of Article 17 and Article 29 of the Bylaws of the Company;

(ii)   forty-seven million, four hundred fifty-eight thousand, eight hundred forty-five reais and thirty-eight centavos (R$47,458,845.38) to the legal reserve;

(iii)  one hundred and eight million, nine hundred eighty-seven thousand reais (R$ 108,987,000.00) to the accrual of the retained earnings reserve for investment, based on the capital budget made available to shareholders, in accordance with Article 196 of Brazilian Corporations Law, in order to sustain the investment plan for expansion and preservation of the Company’s business, as envisaged in the budget for the years from 2014 to 2018;

(iv)  sixty five million, four hundred thousand, three hundred and six reais and thirty-five centavos (R$ 65,400,306.35) to the Bylaws reserve of the concession financial asset; and

(v)   five hundred fifty-four million, eight hundred eighty-seven thousand, five hundred ninety-eight reais and forty-five centavos (R$ 554,887,598.45) to the Bylaws reserve for improvement of working capital, due to: (i) the current economic scenario; (ii) the impossibility to forecast future hydrologic conditions; and (iii) uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases.

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 29, 2015

   CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

(c) To approve, by unanimous vote and without restrictions, the number of seven (7) sitting and an equal number of alternate members, one (1) of whom an independent member, to serve on the Board of Directors of the Company, observing the provisions in Article 15 of the Bylaws;

(d) To elect, by majority vote, to serve on the Board of Directors of the Company for a term of one (1) year until the date of the Annual Shareholders’ Meeting to be held in 2016, pursuant to item “e” of Article 9 and to Article 15 of the Bylaws, the following members: (i) Mr. MURILO CESAR LEMOS DOS SANTOS PASSOS, Brazilian, divorced, chemical engineer, identification document (RG) no. 53.080.291-0, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 269.050.007-87, resident and domiciled in the city and state of São Paulo, with business address at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, Vila Olímpia, CEP: 04547-005, as sitting member, and, as his alternate, Mr. FERNANDO LUIZ AGUIAR FILHO, Brazilian, single, engineer, identification document (RG) no. 29.900.104-0, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 306.391.208-57, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132; (ii) Mr. FRANCISCO CAPRINO NETO, Brazilian, married, metallurgic engineer, identification document (RG) no. 9.199.282-5, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 049.976.298-39, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132, as sitting member, and, as his alternate, Mr. ROBERTO NAVARRO EVANGELISTA, Brazilian, married, accountant,  identification document (RG) no. 9.735.656-6, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 945.531.658-72, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132; (iii) Mr. ALBRECHT CURT REUTER DOMENECH, American, married, engineer, foreigner identification document (RNE) no. V178219-4, issued by CGPI/DIREX/DPF, individual taxpayer ID (CPF/MF) no. 213.551.208-70, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132, as sitting member, and, as his alternate, Mr. LIVIO HAGIME KUZE, Brazilian, single, business administrator, identification document (RG) no. 30.051.450-5, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 220.769.508-50, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132; (iv) Mr. DECIO BOTTECHIA JUNIOR, Brazilian, married, bank and public bank employee, identification document (RG) no. 16774122-6, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 089.795.878-05, resident and domiciled in the city and state of Rio de Janeiro, resident at Rua Visconde de Ouro Preto, nº 71/301, Bairro Botafogo, CEP: 22250-180, as sitting member, and, as his alternate, Mr. OSVALDO CEZAR GALLI, Brazilian, married, business administrator, identification document (RG) no. 919.601-3, issued by SSP/PR, individual taxpayer ID (CPF/MF) no. 230.491.899-91, resident and domiciled in the city of Maringá, State of Paraná, with business address in the city and state of São Paulo, at Avenida Enginheiro Luiz Carlos Berrini, nº 1178, 12º andar, CEP: 04571-000; (v) Mr. DELI SOARES PEREIRA, Brazilian, single, bank and public bank employee, identification document (RG) no. 4.473.664-2, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 369.030.198-04, resident and domiciled in the city and state of São Paulo, resident at Avenida Angélica, nº 1851, apartamento 161, CEP: 01227-200,  as sitting member and as his alternate, Mrs. HELOISA HELENA SILVA DE OLIVEIRA, Brazilian, divorced, economist, identification document (RG) no. 1225648, issued by SSP/DF, Individual Taxpayer ID (CPF/MF) no. 356.627.517-49, resident and domiciled in the city of Brasília, Federal District, resident at S.Q.N., nº 208, bloco H, apartamento 604, Asa Norte, CEP: 70853-080;  (vi) Mr. LICIO DA COSTA RAIMUNDO, Brazilian, married, economist, identification document (RG) no. 16457720, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 131.951.338-73, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua do Ouvidor, nº 98, 9º andar, Centro, CEP 20040-030, as sitting member, and, as his alternate, Mr. MARTIN ROBERTO GLOGOWSKY, Brazilian, married, business administrator, identification document (RG) no. 4.700.146, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 861.682.748-04, resident and domiciled in the city and state of São Paulo, with business address at Alameda Santos, nº 2477, 10º andar, CEP: 01419-907; and (vii) as independent director, in compliance with item 4.3.3 of the BM&FBovespa Novo Mercado Listing Rules and with Paragraphs 1 and 3, Article 15 of the Bylaws of the Company: Mrs. ANA MARIA ELORRIETA, Argentinean, single, accountant, foreigner identification document (RNE) no. V052441-F, issued by CGPI/DIREX/DPF, Individual Taxpayer ID (CPF/MF) no. 125.045.588-05, resident and domiciled in the city and state of São Paulo, resident at Rua Baltazar da Veiga, nº 367, apartamento 32, Vila Nova Conceição, CEP 04510-001, as sitting member.

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 29, 2015

   CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

The Directors elected herein will take office after signing (i) the declaration that they have the necessary qualifications and meet the requirements under Article 147 and subsequent paragraphs of Brazilian Corporations Law to hold their respective positions, and that they are not legally impeded from being elected, pursuant to Instruction 367/02 issued by the Securities and Exchange Commission of Brazil (CVM); and (ii) the instrument of investiture, drawn up in the book of minutes of the Board of Directors and after signing the instrument of consent envisaged in the Listing Regulations of the Novo Mercado segment of BM&FBovespa, by which they undertake to comply with the rules set forth therein.

The directors nominated by the shareholders of the controlling block will also sign their consent to the provisions in the Shareholders’ Agreement filed at the registered office of the Company.

(e) To elect, by majority vote, to serve on the Audit Board of the Company for a term of one (1) year until the date of the Annual Shareholders’ Meeting to be held in 2016, pursuant to item “d” of Article 9 and the head paragraph of Article 26 of the Bylaws, the following members: (i) Mr. ADALGISO FRAGOSO DE FARIA, Brazilian, married, economist, identification document (RG) no. MG 2.212.584, issued by SSP/MG, individual taxpayer ID (CPF/MF) no. 293.140.546-91, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132, as sitting member, and, as his alternate, Mr. PAULO IONESCU, Brazilian, single, administrator, identification document (RG) no. 32241433, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 220.512.688-19, resident and domiciled in the city and state of São Paulo, with business address at Av. Brigadeiro Faria Lima, nº 3.600, 12º andar, CEP: 04538-132; (ii) Mr. Marcelo de Andrade, Brazilian, married, business administrator, identification document (RG) no. 17.641.048, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 076.244.538-60, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132, as sitting member and as his alternate, Mrs. SUSANA AMARAL SILVEIRA, Brazilian, single, lawyer, identification document (RG) no. 32900899, issued by SSP/SP, Individual Taxpayer ID (CPF/MF) no. 221.135.938-82, resident and domiciled in the city of São Paulo, no State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3.600, 12º andar, CEP: 04538-132; (iii) Mr. WILLIAM BEZERRA CAVALCANTI FILHO, Brazilian, divorced, economist, identification document (RG) no. 003.643.978-4, issued by SSP/RJ, individual taxpayer ID (CPF/MF) no. 530.627.607-53, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua Senador Dantas, nº 105, 9º andar, CEP: 20031-201, as sitting member and as his alternate, Mrs. MARIA DA GLORIA PELLICANO, Brazilian, married, bank and public bank employee, identification document (RG) no. 401026, issued by SSP/DF, Individual Taxpayer ID (CPF/MF) no. 159.097.436-00, resident and domiciled in the city of Brasília, Federal District, resident at SHIN QI 4, Conjunto 6, Casa 4, Lago Norte, CEP: 71.510-260; (iv) Mrs. CELENE CARVALHO DE JESUS, Brazilian, single, bank and public bank employee, identification document (RG) no. 332383, issued by SSP/DF, Individual Taxpayer ID (CPF/MF) no. 113.674.231-04, resident and domiciled in the city of Brasília, Federal District, resident at SQN 315, bloco E, apartamento 403, CEP: 70774-050, as sitting member, and, as her alternate, Mr. CÍCERO DA SILVA, Brazilian, married, pension holder, identification document (RG) no. 221710, issued by SSP/MT, individual taxpayer ID (CPF/MF) no. 045.747.611-72, resident and domiciled in the city of Campo Grande, state of Mato Grosso do Sul, with business address at Rua 15 de Novembro, 310 – 5º Andar - Sala 503, CEP: 79002-140; and (v) Mr. CARLOS ALBERTO CARDOSO MOREIRA, Brazilian, divorced, business administrator, identification document (RG) no. 8.891.984-5, issued by SSP/SP, individual taxpayer ID (CPF/MF) no. 039.464.818-84, resident and domiciled in the city of Brasília, Federal District, with business address at SEPS 702/902, conjunto B, bloco A, Edifício General Alencastro, CEP: 70390-025, as sitting member, and, as his alternate, Mr. ivan mendes do carmo, Brazilian, divorced, economist, identification document (RG) no. 584.786, issued by SSP/DF, individual taxpayer ID (CPF/MF) no. 279.786.131-00, resident and domiciled in the city of Brasília, Federal District, resident at SQSW 305, bloco F, apartamento 406, Setor Sudoeste, CEP: 70673-426.

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 29, 2015

   CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

The Audit Board members elected herein will take office after signing (i) the declaration that they have the necessary qualifications and meet the requirements under Article 147 and subsequent paragraphs of Brazilian Corporations Law to hold their respective positions, and that they are not legally impeded from being elected, pursuant to Instruction 367/02 issued by the Securities and Exchange Commission of Brazil (CVM). and (ii) the instrument of investiture drawn up in the book of minutes of the Audit Board and after signing the instrument of consent envisaged in the Listing Regulations of the Novo Mercado segment of BM&FBovespa by which they undertake to comply with the rules set forth therein, in compliance with paragraphs 1 and 2, article 26 of the Bylaws of the Company.

(f) To fix, by majority vote, pursuant to item “f” of Article 9 of the Bylaws, the overall compensation of the Management of the Company at up to twenty million, nine hundred and six thousand, one hundred and twenty reais and thirty-three centavos (R$ 20,906,120.33), to be paid from May 2015 to April 2016, including all benefits and charges. Of the total compensation amount proposed for the Management, two million, three thousand, eighty-nine reais and sixty-one centavos (R$ 2,003,089.61) are related to the fixed compensation of the Board of Directors and the maximum amount of eighteen million, nine hundred and three thousand, thirty reais and seventy-two centavos (R$ 18,903,030.72) are related to the fixed and variable compensations of the Board of Executive Officers of the Company; and

(f) To fix, by majority vote, pursuant to item “f”, Article 9, and Paragraph 3, Article 26 of the Bylaws, the overall compensation of the members of the Audit Board of the Company, in up to eight hundred seventy-eight thousand, seven hundred twenty-five reais and forty-one centavos (R$ 878,725.41), for the period from May 2015 to April 2016, observing, for each member, the maximum amount corresponding to ten percent (10%) of the average compensation attributed to each Executive Officer, excluding benefits, representation fees and profit sharing, pursuant to Paragraph 3, Article 162 of Brazilian Corporations Law.

In the Extraordinary Shareholders' Meeting:

(a) To approve, by unanimous vote and without reservations, the increase in the Company’s capital from the current four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$ 4,793,424,356.62) to five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five  reais and seven centavos (R$ 5,348,311,955.07), through capitalization of profit reserves, with bonus shares, upon issue of thirty million, seven hundred thirty-nine thousand, nine hundred fifty-five (30,739,955) bonus shares, at the ratio of 3.194510783%, i.e., in the proportion of 0.03194510783 new share of the same type to each share currently held by shareholders at the end of trading on April 29, 2015. As of April 30, 2015, inclusive, shares will be traded ex-rights to bonus shares. Once the bonus shares are approved, they will also be granted in the same proportion to the American Depositary Shares (ADS) traded in the U.S. market. Bonus shares will be granted always in whole numbers, and any fractions will be sold at the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), with the resulting net earnings made available to shareholders of record prior to the share bonus. The Company will provide further details on the procedure on a timely manner; and

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 29, 2015

   CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

(b) To approve, by majority vote, the amendment to and restatement of the Bylaws to include the following adjustments, as detailed in the Company’s Management proposal: b.i.) increase in the capital stock, through capitalization of Profit Reserves, with consequent issue of bonus shares; b.ii) change in the scope of powers to approve certain matters by the Company’s Board of Executive Officers; b.iii) monetary restatement of values expressly determined by the Bylaws; b.iv) change in the composition of the Board of Executive Officers; and b.v) adjustment to the wording and inclusion of cross references for improved understanding of the Bylaws.

The consolidated Bylaws will take force, as of this date, with the wording of Appendix I hereto, for all legal purposes, and will also be made available on the Company’s website.

VIII. Closure: There being no further business to discuss, the Chairman adjourned the meeting for the time required to draw up these minutes. After the meeting resumed, the minutes were read, approved and signed by the Chairman of Meeting, the Secretary and the shareholders present.

We hereby certify that this is true copy of the original minutes recorded in the book of minutes.

Murilo Cesar L. S. Passos Chairman of the Meeting
Gisélia Silva Secretary

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS HELD ON APRIL 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.